UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:      del Rey Global Investors Funds
Address of Principal Business Office (No. & Street, City, State, Zip Code):
6701 Center Drive West, Suite 655
Los Angeles, CA 90045
Registrant’s Telephone Number, including Area Code:
(310) 649-1230
Name and address of agent for service of process:
Gerald W. Wheeler, Esq.
6701 Center Drive West, Suite 655
Los Angeles, CA 90045
Copies to:
Barry Barbash, Esq.
Maria Gattuso, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10014
(212) 728-8000
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☑ No ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and State of California on the 6th day of July, 2010.

del Rey Global Investors Funds
By:	/s/ Gerald W. Wheeler
Gerald W. Wheeler, Esq.
Sole Trustee

ATTEST:

By: Name:	/s/ Reto Aeberhard Reto Aeberhard
Title:	Analyst